Exhibit 99.1

MDJM LTD

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: UOKA)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of MDJM LTD (the “Company”) will be held on January 22, 2026, at 10:00 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, for the following purposes:

1	To pass an ordinary resolution that in the event that the closing bid price per listed share of the Company (ticker symbol: UOKA) on the NASDAQ Stock Market in the United States of America falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of director may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the second amended and restated memorandum and articles of association of the Company (as amended).

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on December 17, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Subject to the provisions of the second amended and restated memorandum and articles of association (as amended) of the Company and to any restrictions imposed on any shares, only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2024 annual report, by submitting a request to ir@mdjmjh.com.

By Order of the Board of Directors,

/s/ Siping Xu
Siping Xu
Chairman of the Board of Directors

December 19, 2025

MDJM LTD

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 22, 2026

10:00 am Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of MDJM LTD (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on January 22, 2026, at 10:00 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on December 17, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date. Each holder of the Company’s Class B ordinary shares shall be entitled to fifty votes in respect of each Class B ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1	in the event that the closing bid price per listed share of the Company (ticker symbol: UOKA) on the NASDAQ Stock Market in the United States of America falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of director may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the second amended and restated memorandum and articles of association of the Company (as amended).

The Board of Directors recommends a vote “FOR” each of the Proposal No. 1.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@mdjmjh.com.

PROPOSAL NO. 1

APPROVAL OF ONE OR MORE SHARE CONSOLIDATION, SUBJECT TO THE DETERMINATION OF THE CONSOLIDATION RATIO AND TIMING BY THE BOARD OF DIRECTORS

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized and issued shares, at a ratio ranging from not less than 2:1 and not greater than 50:1 (each a “Share Consolidation”), in the event that the closing bid price per listed share of the Company on the NASDAQ Stock Market in the United States of America falls below US$1.00 and at the reasonable discretion of the Board of Directors.

The Share Consolidation must be passed by an ordinary resolution, which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on Nasdaq under the symbol “UOKA.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Requirement”), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company.

In addition, Nasdaq now imposes stricter conditions on companies that use a share consolidation to regain compliance with the $1.00 Minimum Bid Requirement. Under the Rule 5810(c)(3)(A)(iv), if the Company’s Class A ordinary shares fail to meet the Minimum Bid Requirement at any time following a reverse stock split effected within the prior twelve months, the Company will not be eligible for the standard cure period and Nasdaq’s Listing Qualifications Department will issue a Staff Delisting Determination with respect to its security.

On October 23, 2024, the Company received a letter from Nasdaq (the “Notice”), notifying the Company that based upon the closing bid price of its securities for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the Minimum Bid Requirement. On April 28, 2025, at the Company’s extraordinary general meeting, the Company effected a share consolidation to cure the deficiency. Accordingly, on October 29, 2025, the Company received a letter from Nasdaq, notifying that the Company had maintained compliance with the listing rule and is allowed to maintain its listing on Nasdaq. Subsequently, the Company received a letter, dated November 19, 2025, from Nasdaq, advising that pursuant to its authority under Listing Rule 5815(d)(4)(A), Nasdaq had determined to impose a Discretionary Panel Monitor for a period of one year from the date of the Letter. If within that one-year monitoring period, the Company fails to maintain compliance with any continued listing requirement, the Listing Qualifications Department (the “Staff”) will issue a Delist Determination Letter and the Company will not be permitted to provide the Staff with a plan of compliance with respect to any deficiency that arises during the monitor period. In addition, the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency.

Because the Company effected a share consolidation on April 28, 2025, pursuant to the Rule 5810(c)(3)(A)(iv), if a second non-compliance with the Minimum Bid Requirement occurs prior to April 28, 2026, the Company will be issued a delisting notice and will not be eligible for the standard cure period. To ensure the Company’s compliance with the Minimum Bid Requirement, the Board of Directors determined that it was in the best interest of the Company and its shareholders to solicit the approval of the Shareholders for the Share Consolidation.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of the Company’s Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-consolidation basis on the effective date that the Company announces such implementation by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio, meaning there will be a reduction in the number of the authorized shares in the Company by a factor determined by the board of directors.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution of Shareholders that, with effect from 10:00 a.m. (Eastern Time) on January 22, 2026:

(i)	in the event that the closing bid price per listed share of the Company (ticker symbol: UOKA) on the NASDAQ Stock Market in the United States of America falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of director may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the second amended and restated memorandum and articles of association of the Company (as amended).

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

December 19, 2025	By order of the Board of Directors

/s/ Siping Xu
Siping Xu

Chairman of the Board of Directors